Exhibit 12.1

TravelCenters of America LLC
Statement of Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30, 2017	Years Ended December 31,
		2016	2015	2014	2013	2012
	(in thousands, except ratio amounts)
(Loss) income before income taxes, income from equity investees and noncontrolling interests	$(55,265)	$(8,206)	$40,202	$95,768	$2,331	$31,812

Distributions received from equity investees	—	3,000	4,800	—	—	4,800
Fixed charges	61,488	118,248	106,344	93,101	90,880	79,161
Amortization of capitalized interest	63	90	30	41	31	—
Capitalized interest	(471)	(2,377)	(1,797)	(755)	(1,033)	—
Total earnings	$5,815	$110,755	$149,579	$188,155	$92,209	$115,773

Interest expense(1)	$15,303	$28,438	$24,425	$17,241	$17,650	$10,358
Estimated interest within real estate rent expense(2)	45,714	87,433	80,122	75,105	72,197	68,803
Capitalized interest	471	2,377	1,797	755	1,033	—
Total fixed charges	$61,488	$118,248	$106,344	$93,101	$90,880	$79,161

Ratio of earnings to fixed charges	0.09	0.94	1.41	2.02	1.01	1.46

Deficiency of earnings available to cover fixed charges	$(55,673)	$(7,493)	$ N/A	$ N/A	$ N/A	$ N/A

(1)	Includes interest expense and amortization of premiums and discounts related to indebtedness.

(2)	Estimated interest within rent expense includes one third of rental expense, which approximates the interest component of operating leases.